SECUI 11023566 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52192

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2010 (MM/DD/YY) AND ENDING 09/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EquityStation, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 North Federal Highway Suite 400
(No. and Street)

Boca Raton	Florida	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Levin 561-981-1007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual, state last, first, middle name*)

7900 Glades Road, Suite 540	Boca Raton	Florida	33434
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Levin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EquityStation, Inc, as of November 22, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Johanna A. Garcia
Commission # DD798685
Expires: JUNE 18, 2012
BONDED THRU ATLANTIC BONDING CO., INC.

[Signature]
Signature

C.F.O.
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

EQUITYSTATION, INC.

For the Year Ended September 30, 2011

with Report and Supplementary Report of Independent Auditors

EQUITYSTATION, INC.

Financial Statements and Supplemental Information

For the Year ended September 30, 2011

Contents

Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of EquityStation, Inc.

We have audited the accompanying statement of financial condition of EquityStation, Inc. as of September 30, 2011, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EquityStation, Inc. as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP

Boca Raton, Florida
November 18, 2011

EQUITYSTATION, INC.

Statement of Financial Condition

September 30, 2011

ASSETS		
Current Assets		
Cash	$	184,565
Deposit with clearing firm		50,078
Receivables from broker dealers and clearing organizations		137,609
Other receivables, net of allowance for uncollectable		157
Deposits and prepaid expenses		10,768
Total Current Assets		383,177
Non-Current Assets		
Fixed assets, net of accumulated depreciation of $615		2,547
Total Non-Current Assets		2,547
Total Assets	**$**	**385,724**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities		162,807
Due to affiliates		6,306
Total Liabilities		169,113
Stockholders' Equity		
Common stock $.01 par value 1,000 share authorized, issued and outstanding		10
Additional paid-in capital		304,396
Accumulated deficit		(87,795)
Total Stockholders' Equity		216,611
Total Liabilities and Stockholders' Equity	**$**	**385,724**

See accompanying notes.

EQUITYSTATION, INC.

Statement of Operations

For the Year Ended September 30, 2011

Revenue	
Commissions	$ 2,228,431
Interest and dividends	62,457
Transfer fees and clearing services	19,128
	2,310,016
Expenses	
Commissions compensation and fees	1,724,519
Clearing fees	267,839
Communications	233,573
Occupancy, equipment costs and other admin expenses	201,115
Professional fees	18,582
Interest expense	577
Taxes, license and registration fees	30,607
	2,476,812
Loss before taxes	(166,796)
Provision for income taxes	
Current expense	
Total income tax expense	-
Net loss	$ (166,796)

See accompanying notes.

EQUITYSTATION, INC.

Statement of Changes in Stockholders' Equity

For the Year Ended September 30, 2011

	Common Stock		Additional Paid - in	Retained Earnings (Accumulated	
	Shares	Amount	Capital	Deficit)	Total
Balance, September 30, 2010	1,000	$ 10	$ 210,409	$ 79,001	$ 289,420
Capital contributed by parent and related entity			93,987		93,987
Net loss				(166,796)	(166,796)
Balance, September 30, 2011	1,000	$ 10	$ 304,396	$ (87,795)	$ 216,611

See accompanying notes.

EQUITYSTATION, INC.

Statement of Cash Flows

For the Year Ended September 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(166,796)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization		615
Changes in assets and liabilities		
Receivables from broker-dealers, clearing organizations and others		64,927
Other assets		1,803
Payables		(55,747)
Net cash used in operating activities		(155,198)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(3,162)
Net cash used in investing activities		(3,162)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributed by parent and related entities		93,987
Net cash provided by financing activities		93,987
NET DECREASE IN CASH		(64,373)
CASH BALANCE		
Beginning of the year	$	248,938
End of the year	$	184,565
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$	577

See accompanying notes.

EQUITYSTATION, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2011

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

EquityStation, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Florida Corporation incorporated July 22, 1999.

EquityStation offers institutional traders, hedge funds, and professional traders a suite of services designed to advance their trading through cutting-edge trading technologies and routing software, hedge fund incubation, capital introduction and custodial services.

In connection with its activities as a broker-dealer, the Company does not hold customer funds or securities, and promptly transmits all customer funds received to its clearing firm. The Company uses a Tri-party Clearing Agreement through its affiliate, vFinance Investments, Inc. as its primary clearing arrangement clearing on a fully disclosed basis through National Financial Services, LLC. Penson Financial Services, Inc. is used as an additional source of clearing. Although the Company's clearing firms maintain all of the accounts of such customers and preserves all required and customary records, the Company remains contingently liable for losses incurred on these accounts.

On November 2, 2004, vFinance Investments Holdings, Inc. (wholly-owned subsidiary of National Holdings Corporation), completed its acquisition of the issued and outstanding equity securities of EquityStation, all of which were owned by Level2, a subsidiary of Global Partners Securities, Inc. This transaction had been approved by the National Association of Securities Dealers, Inc.

On July 1, 2008, National Holdings Corporation completed its merger with vFinance, Inc. No material changes to the business or management of EquityStation have occurred since this change in ownership.

On June 21, 2010, vFinance Investments Holdings, Inc., a subsidiary of National Holdings Corporation ("vFinance Investments"), completed a sale of a minority equity interest in EquityStation, Inc., pursuant to the terms of a Share Purchase Agreement (the "Purchase Agreement"), dated July 21, 2010, by and among vFinance Investments, Equity Station and Osage, LLC, an Osage Nation limited liability company ("Osage"). Pursuant to the Purchase Agreement, Osage was also granted an option to acquire additional shares of EquityStation common stock which, if exercised, would result in Osage owning majority stake in EquityStation.

249 shares of EquityStation common stock was sold by vFinance Investments to Osage, equal to 24.9% of the issued and outstanding EquityStation Common Stock, at an aggregate purchase price of $800,000. vFinance Investments also granted Osage a 12-month option to purchase an additional 301 shares of ES Common Stock for the lesser of (i) $1,700,000 or (ii) such other amount as may be agreed to between the parties, subject to certain adjustments. This option granted to Osage was not exercised and expired worthless on July 21, 2011.

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Description of Business Continued

Pursuant to the terms of the Purchase Agreement, each of EquityStation, vFinance Investments and Osage have a right of first refusal in the event either vFinance Investments or Osage seek to transfer their shares of EquityStation Common Stock. In addition, vFinance Investments and Osage have co-sale rights in the event that all of the Offered Shares are not purchased by EquityStation or the non-transferring holder and have been granted piggy-back registration rights in the event EquityStation Common Stock become registered under the Securities Act of 1933, as amended. EquityStation has agreed to elect one designee of Osage to its Board of Directors.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturation of less than ninety days that are not held for sale in the ordinary course of business.

Receivables from Related Parties – Tri-party Clearing

The Company signed a tri-party clearing agreement with vFinance Investments, Inc. effective October 17, 2007. This receivable is the net revenue due to the Company in accordance with this agreement, and is due and payable to the Company within 30 days of the close of each calendar month.

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk

As of September 30, 2011, the Company did not have cash balances in banks in excess of the maximum amount insured by the FDIC. The Company maintains its cash positions at high quality financial institutions.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

Income Taxes

The Company accounts for income taxes under the liability method in accordance with professional standards. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2: INCOME TAXES

Due to the investment by Osage, LLC in EquityStation made during the year ended September 30, 2010, the Company's results are filed on a separate tax return. A deferred tax asset has been recorded with an offsetting reserve, as the Company believes it is more likely than not that it will be unable to use its net operating loss carryforward.

At September 30, 2011, the Company did not record a provision for income tax due to a current year tax loss and a tax loss carryforward from prior years.

At September 30, 2011, the Company's deferred tax assets are as follows:

Net operating loss carryforward	$ 491,000
Valuation allowance	(491,000)
	$ -

At September 30, 2011, the Company had approximately $1,268,000 of unused net operating loss carryforwards that may be applied against future taxable income and that expire in various years from 2021 to 2031. The utilization of such loss carryforwards, for Federal income tax purposes, are subject to limitation due to multiple changes in ownership.

The valuation allowance increased by approximately $65,000 during the year ended September 30, 2011.

A reconciliation of the Company's income tax benefit applying the Federal statutory tax rate to its effective tax rate is as follows:

Federal statutory Income tax rate	-35.0%
Add: State statutory income tax rate, Net of federal tax Benefit	-3.7%
Effective change in valuation allowance	38.7%
Effective tax rate	0.0%

The Company's operations were included and reported in the consolidated tax return of its parent, National Holdings Corporation for the tax year ending September 30, 2008. The group's consolidated tax return for that tax year is currently under examination by the Internal Revenue Service. The Company and management of the parent company do not believe that the consolidated tax return being examined contains any significant errors, omissions, material misstatements, or unsustainable tax positions that could subject it to an assessment of tax, penalties and interest. Further, the Company and management of the parent company believe that there are sufficient net operating losses within the consolidated group to absorb any adjustments that might be proposed by the Internal Revenue Service. Accordingly, the Company has not recorded any liability, including contingent liabilities, or adjusted its tax provision, including deferred tax assets and the valuation allowance to reflect the possibility of a proposed adjustment.

NOTE 3: COMMITMENTS AND CONTINGENCIES

The Company had been named in a FINRA arbitration action filed by a former officer for allegedly not paying compensation according to his employment agreement. In May 2011, this action settled with the parent Company, National Holdings also named in the action and as a result, no cost associated with this case was incurred by EquityStation. Since May, the Company, as required under SEC Rule 15c3-1, has ceased accounting for $280,000 in its calculation of aggregate indebtedness. As of September 30, 2011, the Company had no commitment or contingencies, not already accounted for in its liabilities.

NOTE 4: RELATED PARTY TRANSACTIONS

The Company entered into a management agreement in 2008 with its affiliate, vFinance Inc., whereby the Company agrees to make monthly payments in the amount of $11,000 to the affiliate. Prior to the termination of this agreement in December 2010, the Company had paid approximately $33,400 to its affiliate related to this agreement.

The Company entered into a services agreement in September 2009 as amended in July 2011with its affiliate, National Holdings Corporation, whereby the Company agrees to make monthly payments of approximately $6,250 to the affiliate. In return, National Holdings Corporation will provide the Company with certain consideration including insurance and benefit related coverage and printing services. During the fiscal year ended September 30, 2011, the Company had paid approximately $79,400 to its affiliate related to this agreement.

The Company entered into a service agreement and a labor services agreement in January 2011 with its affiliate, vFinance Investments, Inc., whereby the Company agrees to make monthly payments of approximately $9,300 and $11,000 respectively to the affiliate. In July 2011 the labor services agreement was amended such that the Company would make payments of approximately $3,000 per month for the labor services being provided. In return, vFinance Investments, Inc. will provide the Company with certain consideration including office space, utilities, communication services, equipment rental, record retention, postage and office supplies as well as access to certain financial quotations services, management, book keeping and compliance services. During the fiscal year ended September 30, 2011, the Company had paid approximately $202,400 to its affiliate related to this agreement.

NOTE 5: OFF-BALANCE-SHEET RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer, Penson Financial Services and through a tri-party clearing agreement with its affiliate vFinance Investments, Inc. and its clearing firm, National Financial Services. The clearing broker dealers are responsible for collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker/dealer.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2011, the Company had net capital of $203,138 that was $103,138 in excess of its required net capital of $100,000. The Company's aggregate indebtedness equaled $169,113 and the percentage of aggregate indebtedness to net capital was 83.3%.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 7: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 18, 2011, which is the date the financial statements were issued, and has concluded that no such events or transactions took place which would require disclosure herein.

EQUITYSTATION, INC.

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
September 30, 2011

NET CAPITAL		
Total Stockholder's Equity from the Statement of Financial Condition	$	216,611
Deductions:		
Non-Allowable Assets		
Prepaid expenses and deposits		10,925
Fixed Assets net of accumulated depreciation		2,547
Total Non-Allowable Assets		13,472
Net Capital	$	203,139
AGGREGATE INDEBTEDNESS		
Accounts payable		47,868
Payable to affiliates		6,306
Accrued expenses		114,939
Aggregate Indebtedness	$	169,113
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Required Net Capital	$	100,000
Excess Net Capital	$	103,139
Excess Net Capital at 1000%	$	186,228
Ratio of Aggregate Indebtedness to Net Capital		83.2%
Reconciliation		
Net capital, per unaudited September 30, 2011 FOCUS report, as filed	$	203,139
Net Adjustments		-
Net capital, per September 30, 2011 audited report, as filed	$	203,139

EQUITYSTATION, INC.
(a wholly owned subsidiary of National Holdings Corporation)

Statement Regarding SEC Rule 15c3-3
September 30, 2011

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(A) and (k)(2)(B) of the Rule. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., East Suite 210
Boca Raton, Florida 33431
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To The Stockholders of EquityStation, Inc.

In planning and performing our audit of the financial statements of EquityStation, Inc. (the Company), as of and for the year ended September 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the

effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shubin & Co., LLP

Boca Raton, Florida
November 18, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended September 30, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052192 FINRA SEP
EQUITYSTATION, INC
1200 N FEDERAL HWY, STE 400
BOCA RATON FL 33432-2847

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Alan Levin 561-981-1007

2. A. General Assessment (item 2e from page 2) $5.212

B. Less payment made with SIPC-6 filed (exclude interest) (3,182)

4/28/11
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2,030

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $2,030

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $2,030

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EQUITYSTATION, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 4TH day of NOVEMBER, 20 11.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning OCT 1, 20 10
and ending SEPT 30, 20 11
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$2.310,015
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		200,371
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$577	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$24,983	
Enter the greater of line (i) or (ii)		24,983
Total deductions		225,354
2d. SIPC Net Operating Revenues		$2,084,661
2e. General Assessment @ .0025		$5,212

(to page 1, line 2.A.)

SHERB & CO., LLP
Certified Public Accountants

1900 NW Corporate Blvd., East Suite 210
Boca Raton, Florida 33431
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To The Board of Directors and Stockholders of EquityStation, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation SIPC) for the period September 30, 2011, which were agreed to by EquityStation, Inc. ("The Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended September 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the period ended September 30, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sherb & Co., LLP

Boca Raton, Florida
November 18, 2011